UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant To Section 13 OR 15(d) Of The Securities Exchange Act Of 1934

Date of Report (Date of earliest event reported): August 30, 2005



THE DIXIE GROUP, INC.

(Exact name of Registrant as specified in its charter)

Tennessee	0-2585	62-0183370
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

345-B Nowlin Lane, Chattanooga, Tennessee	37421
(Address of principal executive offices)	(zip code)

Registrant's telephone number, including area code (423) 510-7010

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

On August 30, 2005, the Dixie Group, Inc. issued a press release to announce the temporary disruption of operations at its carpet distribution facilities located in Saraland, Alabama, resulting from Hurricane Katrina.   The Company's Saraland facility sustained relatively minor damage, and is presently capable of conducting full operations. Nevertheless, power outages, failure of communications infrastructure, and possible damage and disruptions experienced by the Company's associates are likely to cause temporary interruptions to the Company's operations.

The foregoing description of the press release does not purport to be complete and is qualified in its entirety by reference to the press release. Exhibit 99.1 is a copy of the above-referenced press release. The press release is being furnished pursuant to Item 7.01 of this Current Report on Form 8-K, and the information contained in Exhibit 99.1 shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities under Section 18. Furthermore, the information contained in Exhibit 99.1 shall not be deemed to be incorporated by reference into the filings of the Dixie Group, Inc. under the Securities Act of 1933, as amended.

Item 7.01.   **Regulation FD Disclosure.**

Item 9.01.   **Financial Statements and Exhibits.**

(a)   Financial Statements of Businesses Acquired

Not applicable

(b)   Pro Forma Financial Information

Not applicable

(c)   Exhibits

(99.1) Press Release dated August 30, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 30, 2005   **THE DIXIE GROUP, INC.**

                                            By: /s/ Gary A. Harmon
                                            Gary A. Harmon
                                            Chief Financial Officer